November 12, 2010

By U.S. Mail and Facsimile to: (901) 523-5762

William C. Losch III
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

> **Re: First Horizon National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010, June 30,**
> **2010 and September 30, 2010**
> **File No. 001-15185**

Dear Mr. Losch:

We have reviewed your response and have the following additional comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1. Please refer to your response to comment 1 of our August 24, 2010 letter and address the following:

-   Noting the extensive revisions included in your Form 10-Q for the period ended June 30, 2010, please revise future filings to revise your disclosures to provide more continuity by clarifying in which line item(s) of your loan portfolio disclosures each of the loan products described is included. For instance, we note the use of different descriptions of your commercial loan products compared to the three line item descriptions used in the tabular presentations of your commercial loans.

-   We note your response and revisions include discussions of changes in underwriting metrics between periods, particularly in more recent periods. Please revise future filings to quantify the changes in your underwriting metrics between periods, including representative ranges, where applicable.

- Please revise future filings to provide a more robust discussion of your trust preferred loans and the risks related to these types of loan. Include an expanded discussion of the underwriting policies and procedures for them, changes between periods and quantifications of the related underwriting metrics. To the extent all such loans are part of the portfolio from which you package such loans for both on and off balance sheet securitizations mentioned elsewhere in your filings, please revise your future filings to clarify that point. To the extent the trust preferred loans referred to here are originated with the intent to hold intact in your own portfolio, please revise to confirm that fact.

- We note the Table XX on page 6 of your response titled "Origination Statistics – Consumer Real Estate Portfolio". Please revise future filings to clarify if you have updated information for each vintage and to disclose how often it is updated.

2. Please refer to your response to comment 3 of our August 24, 2010 letter. Please revise the disclosures surrounding Table 16 (Rollforward of the Active Pipeline, page 104), Table 19 (Active Pipeline Resolutions and Other Outflows, page 107), and Table 20 (Reserves for Repurchase and Foreclosure Losses, page 108) included in the September 30, 2010 Form 10-Q to discuss the relationship in the decreases in the active pipeline with the active pipeline resolutions and the net realized losses on repurchases and foreclosures. Include a qualitative discussion of each of the tables, the activity within each table and their relationship to each other that includes total repurchases in each period and how they were resolved.

Form 10-Q for the Period Ended September 30, 2010

Interim Financial Statements

Note 5 – Mortgage Servicing Rights, page 16

3. Please tell and revise your future filings to more clearly identify the reasons for change in valuation of $57,981,000 during the nine months ended September 30, 2010. Specifically identify the extent to which the valuation change is related to increases in servicing costs and if so, coordinate this disclosure with your Foreclosure Matters disclosures elsewhere in your filing. Revise your Critical Accounting Policies section related to mortgage servicing rights accordingly as well.

Closing Comment

You may contact Paul Cline, Accountant, at (202)551-3851 or me at (202)551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief